SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 28, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated October 28, 2011 regarding “Magnus Mandersson appointed Executive Vice President of Ericsson”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President Corporate Communications

Date: October 28, 2011

PRESS RELEASE October 28, 2011

Magnus Mandersson appointed Executive Vice President of Ericsson

•	Effective November 1, 2011

•	To remain as Head of Business Unit Global Services and as member of the Executive Leadership Team

Ericsson’s (NASDAQ:ERIC) Board of Directors has appointed Magnus Mandersson Executive Vice President as of November 1, 2011. Mandersson is currently Senior Vice President and Head of Business Unit Global Services, a position he will remain in.

Magnus Mandersson joined Ericsson in 2004 to run Ericsson’s Managed Services business globally and is now head of Ericsson’s overall services offering around the world.

Hans Vestberg, President and CEO, says; “Magnus Mandersson plays an important role in driving the continuous development of Ericsson’s market leading services offering. Magnus is a leadership team member which adds valuable insights combining strategy and operational experience with his key insights from a mobile operator.”

Magnus Mandersson has more than 15 years’ experience in the telecom industry as an executive with Ericsson and operator Tele2/Millicom. During his years at Ericsson he has also held the positions as Head of Market Unit Northern Europe, global key account executive for Deutsche Telekom and was in 2009 appointed Senior Vice President and Head of Business Unit CDMA Mobile Systems and became a member of the Executive Leadership Team. Prior to Ericsson, he served as CEO of Tele2 Europe as well as COO for Millicom and held various executive positions within IKEA.

Magnus was born in 1959 and holds a Bachelor’s degree in Business Administration from Lund University in Sweden.

PRESS RELEASE October 28, 2011

NOTES TO EDITORS:

Magnus Mandersson’s bio and photos are available on:

http://www.ericsson.com/thecompany/corporate_governance/company_management/magnus_mandersson

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature- rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 28, 2011, at 07.30 CET.